Exhibit 99.1

China Nepstar Chain Drugstore Ltd. Announces Management Change and New Director Appointment

SHENZHEN, China, May 22, 2015 -- China Nepstar Chain Drugstore Ltd. (NYSE: NPD) ("Nepstar" or the "Company"), a leading retail drugstore chain in China based on the number of directly operated stores, today announced the resignation of Mr. Fuxiang Zhang as the Company's Chief Executive Officer for personal reasons, effective immediately. Ms. Rebecca Yingnan Zhang has been appointed as Chief Executive Officer by the Company's board of directors, effective immediately. Meanwhile, Ms. Zhang resigned from the position as Chief Operating Officer, effective immediately.

The Company also announced the appointment of Ms. Rebecca Yingnan Zhang as a director of the Company, effective immediately.

Ms. Zhang has over 20 years of experience in the pharmaceutical industry. She joined Nepstar in March 1999 and has been with the Company ever since. In November 2014, Ms. Zhang was appointed as Chief Operating Officer of the Company. Prior to that, she served as executive vice president in charge of procurement, merchandising, logistics and quality departments starting from April 2014. She was the Company's vice president of procurement and merchandising from January 2009 to April 2014 and served as head of procurement department prior to that. Ms. Zhang received a bachelor's degree in microbiological pharmaceutical in 1991 from Shenyang Pharmaceutical University.

Mr. Simin Zhang, Chairman of the Company, commented, "On behalf of the board of directors, we thank Fuxiang for his many years of contribution to our growth. We remain confident in the growth prospect of Nepstar and look forward to a new stage of our business under the leadership of Rebecca. We believe that she will be an indispensable asset of the Company in her new roles."

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is a leading retail drugstore chain in China. As of March 31, 2015, the Company had 1,969 directly operated stores across 74 cities, one headquarter distribution center and 15 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmaceutical products and services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products. Nepstar's strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the continuing economic growth in China and take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts

Zixin Shao

China Nepstar Chain Drugstore Ltd.

Chief Financial Officer

+86-755-2641-4065

ir@nepstar.cn

Shiwei Yin

Grayling

Investor Relations

+1-646-284-9474

npd@grayling.com